Exhibit 99.1

Hexindai-backed Musketeer Completes Registration for Its P2P Platform in Indonesia

BEIJING, August 14, 2019 /PR NEWSWIRE/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that its invested Indonesian online lending platform, Musketeer Group Inc. (“Musketeer”), has completed registration for its peer-to-peer (P2P) lending platform with the Indonesian Financial Services Authority (OJK).

Musketeer’s P2P platform, PT Technology Indonesia Sentosa, is among the early batch of lending companies in Indonesia that have registered with OJK. Early this year, OJK laid out the pre-requisites for online lending players to register and obtain licenses. To register, online lenders are required to work with local banks, have physical offices, enlist with the Communications and Information Ministry and have a minimum of Rp 1 billion (about US$70,000) in capital reserves. Only a limited number of qualified online lenders in Indonesia can register with OJK.

Hexindai acquired a 20% equity stake in Musketeer in August last year. The move was Hexindai’s first cross-border investment and the first step in its strategy to explore overseas opportunities by leveraging its extensive online lending experience and expertise in new high-growth markets.

“We are pleased that Musketeer’s P2P platform has completed the registration in Indonesia,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “We will continue to share our experience and support Musketeer’s business growth and compliant operations. We are confident that Musketeer will enjoy robust growth to meet the booming demand in Indonesia.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace as well as its cooperation with institutional investors. Hexindai’s strong user acquisition capabilities combined with its cooperation with institutional investors and an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and a guarantee company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize fast growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For media inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com